RENAISSANCE MACRO SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF
RENAISSANCE MACRO HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

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SEC FILE NUMBER
8-69079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Renaissance Macro Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9 OLD KINGS HWY S FL 3
(No. and Street)

DARIEN	CT	06820
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Doreen Vega	212-751-4422	dvega@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway - Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Scott DeGraaf _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Renaissance Macro Securities, LLC _____, as of December 31 _____, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independet public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable

RENAISSANCE MACRO SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF RENAISSANCE MACRO HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-7

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Renaissance Macro Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Renaissance Macro Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Renaissance Macro Securities, LLC's auditor since 2016.

New York, NY

February 26, 2026


RENAISSANCE MACRO SECURITIES, LLC

(A WHOLLY OWNED SUBSIDIARY OF RENAISSANCE MACRO HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025


Assets

Cash	$	1,357,379
Receivable from clearing broker		449,927
Prepaid expenses		31,201
Total assets	$	1,838,507

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	317,542
Due to affiliates		5,434
Total liabilities		322,976
Member's equity		1,515,531
Total Liabilities and Member's Equity	$	1,838,507


The accompanying notes are an integral part of the statement of financial condition.


RENAISSANCE MACRO SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF RENAISSANCE MACRO HOLDINGS, LLC)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

NOTE 1. ORGANIZATION AND BUSINESS ACTIVITY

Renaissance Macro Securities LLC (the "Company"), a wholly owned subsidiary of Renaissance Macro Holdings, LLC (the "Parent"), is a limited liability company organized in the state of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its SEC and FINRA approval for membership on March 13, 2013.

The Company conducts business by introducing brokerage accounts on a fully disclosed basis to a clearing broker.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue from Contracts with Customers

Recognition

The Company recognizes revenue with its customers in accordance with "Revenue from Contracts with Customers" ("ASC Topic 606"). Under Topic 606 revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. At times significant judgement may be required to assess the amounts of revenue recognized and time of recognition.

The Company earns commissions on security transactions from brokerage execution services and records commission income on a trade-date basis. Clearing costs and other fees incurred in the execution of customer - directed trades are also recorded on a trade-date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Rebate income represents discounts received from execution service providers, and is recognized in the period when the discount was applied.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2025, and December 31, 2025, there were no receivables from customers reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer. As of January 1, 2025, and December 31, 2025, there were no contract assets reported in the statement of financial condition

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables and Contract Balances (Continued)

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of January 1, 2025, and December 31, 2025, there were no contract liabilities reported in the statement of financial condition.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for tax purposes, accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

Effective December 31, 2025, the Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments enhance the transparency of income tax disclosures. As the Company is a disregarded entity for income tax purposes and is not subject to federal or state income taxes, the adoption of this standard did not have a material impact on the Company's financial statements or related disclosures.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures has no material effect on these financial statements.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Accounts receivable are carried at original invoice amount less an allowance for credit losses. The allowance for credit losses is determined by evaluating each individual customer receivable and considering the customer's financial condition, credit history, along with current and future economic conditions. Accounts receivable are written off against the allowance when all or a portion are deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as reduction of credit loss expense when received. As of January 1, 2025, and December 31, 2025, there were no accounts receivables outstanding.

Leases

The Company accounts for leases in accordance with the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application.

The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that during the year ended December 31, 2025 no agreements or arrangements existed that met the criteria to be classified as a lease under the guidance.

Due from Clearing Broker

As of December 31, 2025, amounts receivable from the clearing broker of $449,927 consisted of deposits and amounts due from the clearing broker, net of any payable for fees, commissions and errors and included clearing deposit of $100,000 with RBC Correspondent Services ("RBC").

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has entered into an Expense Sharing Agreement with Renaissance Macro Research, a related party. Expenses such as payroll, office, telephone, IT, and insurance are allocated between the companies. At December 31, 2025, $5,434 was owed to Renaissance Macro Research.

RENAISSANCE MACRO SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF RENAISSANCE MACRO HOLDINGS, LLC)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

NOTE 4. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees at December 31, 2025 or during the year then ended.

NOTE 5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $1,484,294 which was $1,434,294 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2025 or during the year then ended.

NOTE 7. OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

NOTE 8. CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

NOTE 9. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of introducing brokerage accounts on a fully disclosed basis to a clearing broker. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 29% of its total revenues from one external customer through its clearing broker in 2025.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in this statement of financial condition through the date the statement of financial condition was issued and determined that there are no subsequent events requiring adjustments to or disclosure in the statement of financial condition and related notes.